Visual Management Systems, Inc.
1000 Industrial Way North, Suite C
Toms River, New Jersey 08755

August 27, 2008

Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, DC 20549

Attention:	Jill S. Davis
Jennifer O’Brien

RE:	Visual Management Systems, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed on July 18, 2008
File No. 333-148309

Form 10-KSB for Fiscal Year Ended December 31, 2007
Filed April 16, 2008

Form 10-Q for Fiscal Quarter Ended June 30, 2008
Filed August 14, 2008
File No. 333-133936

Ladies and Gentlemen:

On behalf of Visual Management Systems, Inc. (the “Company” or “VMS”), this letter sets forth the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) set forth in its comment letter dated August 19, 2008 with respect to the Registration Statement and other documents referenced above.

The applicable comments and responses are set forth below. The comment numbers correspond to the comment numbers set forth in the August 19, 2008 letter issued by the Staff.

Response Letter Dated August 5, 2008

Management’s Report on Internal Control Over Financial Reporting

1.
With respect to your assessment of the effectiveness of both your disclosure controls and procedures and your internal control over financial reporting, we note you identified a material weaknesses. Based upon consideration of your response to our prior comment number one, please expand your disclosure to address the following items with respect to each particular material weakness that was present as of the end of the respective reporting period.

o	Provide a more fulsome discussion of the nature of your remediation efforts and the actions you’ve already taken;

Securities and Exchange Commission
August 27, 2008

o	Indicate when you believe your remediation efforts will be completed;

o	Disclose the material costs associated with each remediation procedure.

To the extent applicable, please differentiate your disclosure between your conclusions with respect to your disclosure controls and procedures and your conclusions with respect to your internal control over financial reporting. This comment also applies to your Form 10-Q for the fiscal quarter ended June 30, 2008.

Response – The disclosure set forth in Item 8A of our Form 10-KSB/A and Item 4 of our Form 10-Q/A filed on or about the date of this letter has been revised in response to the above comment.

2.
We have considered your response to prior comment number two and note that you continue to use the phrase “Other than the changes described above …” Please note we do not believe the guidance in Item 308(c) of Regulation S-B allows for such qualifying language in the disclosure. Please modify your disclosure to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during your last fiscal quarter (the fourth fiscal quarter in the case of an annual report) that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. This comment also applies to your Form 10-Q for the fiscal quarter ended June 30, 2008.

Response – The disclosure set forth in Item 8A of Form 10-KSB/A and Item 4 of our Form 10-Q/A filed on or about the date of this letter has been revised in response to the above comment.

Consolidated Statement of Stockholders’ Equity (Deficiency), page F-5

3.
We have considered the revisions you made as reflected in Attachment A to your supplemental response letter dated August 5, 2008. Please tell us why the columns for Common Stock Shares and Amount do not include any amounts for the following transactions that occurred during 2007:

o	Sale of common stock, totaling $871,230
o	Issuance of common stock for interest, totaling $4,000
o	Issuance of common stock to placement agent for financing services - convertible debt, totaling $25,000

Response – All of the shares represented by the entries identified above were issued pre-reverse merger and thus were reflected in the 5,218,000 shares issued in connection with the reverse merger. We believe that including an entry in the “Common Stock-Shares” and “Common Stock-Amount” columns of the statement would be duplicative.

Securities and Exchange Commission
August 27, 2008

Note 1. Basis of Presentation and Description of Business Operations, page F-7

4.
We have considered the disclosure you intend to modify in response to prior comment number five. Please also indicate within this disclosure that the shares issued in connection with the merger occurred after the 1-for-7 reverse stock split, if true, or otherwise advise.

Response – Language has been added to make it clear that the 5,218,000 shares were issued after giving effect to the reverse split.

Form 8-K/A filed June 17, 2008

Exhibit 99.2

5.	We have reviewed your response to prior comment number 11. Please indicate the level of inputs included in your fair value calculation and provide all disclosure required by SFAS 157.

Response – The disclosure set forth in the introductory note to the pro forma statements has been expanded in response to the above comment.

6.
We have reviewed your response to prior comment number 12. Please expand your response to indicate whether or not the IDS operations will be considered discontinued as contemplated by SFAS 144. It is unclear what you mean in your response when you indicate that you “will not be utilizing the business model employed by IDS.” If the amounts being adjusted do not constitute a discontinued operation, it appears that the pro forma adjustment may not comply with Article 11 of Regulation S-X.

Response – We have reconsidered our presentation of the pro forma statement of operations data and revised the adjustments accordingly.

Form 10-Q for the Fiscal Quarter Ended June 30, 2008

Capitalized Software Development Costs, page 6

7.
We note your disclosure that “Capitalization of computer software development costs begins upon the establishment of technological feasibility, as defined in SFAS 86.” Please confirm, if true, that your capitalization of software meets both criteria identified in paragraph 5 of SFAS 86 or otherwise advise.

Response – Our capitalization of software meets both criteria identified in paragraph 5 of SFAS 86.

Securities and Exchange Commission
August 27, 2008

8.
We note your statement that you periodically perform reviews of the recoverability of your capitalized software development costs. Please confirm, if true, and modify your disclosure accordingly, to state that you evaluate your capitalized software costs at each balance sheet date as required by paragraph 10 of SFAS 86, or otherwise advise.

Response – We evaluate our capitalized software costs at each balance sheet date as required by paragraph 10 of SFAS 86. The disclosure under the caption “Capitalized Software Development Costs”in Note 1 to our financial statements included in our Form 10-Q/A has been revised in response to the above comment.

Amendment No. 2 to Registration Statement on Form S-1 Filed on July 18, 2008

9.	Please continue to monitor your filing to ensure that you comply with the requirement to update your financial statements under Rule 3-12 of Regulation S-X, when necessary.

Response – Updated financial statements will be included in Amendment No. 3 to the Registration Statement.

10.	In addition, please update your consents, if applicable. Refer to number 23 of the Exhibit Table in Item 601 of Regulation S-K.

Response – Updated consents will be filed with Amendment No. 3 to the Registration Statement to the extent required.

11.	To the extent you make changes in your filings in response to the comments above, please make conforming changes to your pending registration statement and any other related filings, as applicable.

Response – Conforming changes will be made in the Registration Statement and other filings as appropriate.

If you have any questions or comments with respect to the foregoing, please do not hesitate to contact the undersigned at (732) 281-1355.

Very truly yours,

VISUAL MANAGEMENT SYSTEMS, INC.

By:	/s/ James D. Gardner
Name:	James D. Gardner
Title:	Chief Financial Officer

/db
cc:	Brad Muniz
Philip D. Forlenza, Esq.